Exhibit 99

VERAMARK TECHNOLOGIES, INC.

Schedule II – Valuation and Qualifying Accounts
Allowance for Doubtful Accounts
Years Ended December 31, 2004, 2003, and 2002

Column A	Column B	Column C	Column D	Column E
	Balance at		Accounts	Balance at
	Beginning of	Charged to Costs	Written Off	End of
Year Ended	Year	and Expenses	(Recovered)	Year

2004	$65,000	$(35,269)	$5,731	$24,000

2003	$80,000	$(19,151)	$(4,151)	$65,000

2002	$139,000	$(15,738)	$43,262	$80,000

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